NATIXIS CASH MANAGEMENT TRUST

July 2, 2009

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Natixis Cash Management Trust
Post-Effective Amendment No. 47
(File Nos.: 002-68348 and 811-02819)

Dear Sir or Madam:

On behalf of Natixis Cash Management Trust (the “Registrant”), transmitted for filing is Post-Effective Amendment No. 47 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The attached Amendment is being filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, the Investment Company Act of 1940, as amended, and Rule 101(a)(1)(i) of Regulation S-T.

The Registrant is filing the Amendment to comply with amendments to Form N-1A. It is anticipated that the Registrant will file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the 1933 Act on or prior to the proposed effective date to make non-material changes to disclosure and to incorporate any changes you may deem necessary.

Please direct any questions on the enclosed materials to me at (617) 449-2818.

Very truly yours,

/s/ John DelPrete
John Delprete
Assistant Secretary